Exhibit 8.1

LIST OF SUBSIDIARIES

	Incorporation	Company interest (%)
Name of Company	details	2024	2023
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 NSW, Australia	100%	100%
Gene Ventures Pty. Ltd. (1) (Dormant)	March 7, 2001 NSW, Australia	100%	100%
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%
geneType Inc. (2) (formerly Phenogen Sciences Inc.)	June 28, 2010 Delaware, U.S.A.	100%	100%
Hainan Aocheng Gene Technology Co Ltd	March 18, 2019 Hainan, China	100%	100%
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%
Helix Genetics Limited	July 7, 2021 Malta	100%	100%
Genetype UK Limited	April 26, 2022 United Kingdom	100%	100%